Exhibit (a)(1)(E)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

WARRANTS TO PURCHASE COMMON STOCK

AMPCO-PITTSBURGH CORPORATION

MAY 31, 2022

THE OFFER TO EXERCISE (AND ASSOCIATED WITHDRAWAL RIGHTS) WILL EXPIRE AT 11:59 P.M. (EASTERN TIME) ON THE EVENING OF JUNE 28, 2022 UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is to inform you that Ampco-Pittsburgh Corporation (the “Corporation”) is offering to holders of its Series A Warrants, each exercisable for 0.4464 shares of the Corporation’s common stock, $1.00 par value per share (“Common Stock”), to purchase up to an aggregate of 4,932,830 shares of Common Stock with an exercise price of $2.5668 per Series A Warrant (or $5.75 per whole share of Common Stock) (collectively, the “Series A Warrants”), the opportunity to exercise their Series A Warrants at a temporarily reduced cash exercise price of $1.7856 per Series A Warrant (or $4.00 per whole share of Common Stock), upon the terms set forth in the enclosed Offer to Exercise and the related Election to Participate and Exercise Warrants (collectively, together with any amendments or supplements thereto, the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

Please furnish copies of the enclosed materials to your clients for whom you hold Series A Warrants registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1.	Offer to Exercise dated May 31, 2022;

2.	Election to Participate and Exercise Warrants, for your use in accepting the Offer and tendering Series A Warrants of your clients;

3.

Letter to Clients, for you to send to your clients for whose account you hold Series A Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer to Exercise;

4.	Prospectus relating to the Series A Warrants; and

5.	Return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., as the Depositary Agent for the Offer to Exercise.

Holders of Series A Warrants must make their own decision as to whether to tender their Series A Warrants and, if so, how many Series A Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Series A Warrants, including the Corporation’s reasons for making the Offer.

SERIES A WARRANTS THAT ARE NOT TENDERED IN CONNECTION WITH THE OFFER PERIOD WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT EXERCISE PRICE OF $2.5668 PER SERIES A WARRANT (OR $5.75 PER WHOLE SHARE OF COMMON STOCK).

Investing in the Corporation’s securities involves a high degree of risk. See the section titled “Risk Factors” in the enclosed Offer to Exercise and in the Prospectus, if applicable, for a discussion of information that holders should consider before tendering Series A Warrants in this Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise — Section 6. Conditions to the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 8. Procedures for Participating in Offer to Exercise and Exercising Series A Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M. (Eastern Time) on the evening of June 28, 2022 or such later time and date to which the Offer is extended.

If you or your clients tender Series A Warrants, the tendered Series A Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise — Section 10. Withdrawal Rights.” Under no circumstances will interest be paid on the exercise price of the Series A Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing common stock upon the exercise of the Series A Warrants.

The Corporation will not pay any commissions to any broker, dealer, or other person (other than to the Depositary Agent, the Information Agent and any warrant solicitation agent engaged by the Corporation, as described in the Offer to Exercise) in connection with the solicitation of tenders of Series A Warrants pursuant to the Offer to Exercise. However, the Corporation will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer Materials to your clients.

Please direct questions or requests for assistance regarding this Offer to Exercise, Election to Participate and Exercise Series A Warrant, and Notice of Withdrawal or other materials, in writing, to the Information Agent at the following address.

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (800) 949-2583

Email: ap@dfking.com

You may contact Broadridge Corporate Issuer Solutions, Inc., who is acting as the Corporation’s Depositary Agent for the Offer to Exercise by first-class mail at:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0718

or by hand delivery or overnight courier to:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Telephone: (888)-789-8409

Email: shareholder@Broadridge.com

Please direct requests for additional copies of this Offer to Exercise, Election to Participate and Exercise Series A Warrant, and Notice of Withdrawal or other materials, in writing, to the Corporation. The Corporation may be reached at:

Ampco-Pittsburgh Corporation.

726 Bell Avenue, Suite 301

Carnegie, Pennsylvania 15106

Attention: Chief Financial Officer

Telephone: (412) 456-4400

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Series A Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Sincerely,

/s/ Michael G. McAuley
Michael G. McAuley
Senior Vice President, Chief Financial Officer, Treasurer
Ampco-Pittsburgh Corporation.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Corporation, any information agent or warrant solicitation agent engaged by the Corporation, or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer to Exercise other than the enclosed documents and the statements contained therein.